May 18, 2015

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	Shopify Inc.
Filed on Form F-1
Registration No. 333-203401

Ladies and Gentlemen:

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to May 20, 2015 at 4:00 p.m. New York City time or as soon thereafter as practicable.

We hereby advise that between May 6, 2015 and the date hereof, the number of preliminary prospectuses, dated May 6, 2015, which were furnished to 6 prospective underwriters and distributed to underwriters, institutional investors, prospective dealers, individuals and others, was approximately 3822.

The undersigned advise that they have complied and will continue to comply, and they have been informed by the participating underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC

CREDIT SUISSE SECURITIES (USA) LLC

RBC DOMINION SECURITIES INC.

As Representatives of the

Prospective Underwriters

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
Name: Rizvan Dhalla
Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Walid Khiari
Name: Walid Khiari
Title: Director, Investment Banking

RBC DOMINION SECURITIES INC.

By:	/s/ Alex Graham
Name: Alex Graham
Title: Managing Director